Exhibit 21.1

SUBSIDIARIES OF SAEXPLORATION HOLDINGS, INC.

Name	State or County of Organization
SAExploration Sub, Inc.	Delaware
SAExploration, Inc.	Delaware
SAExploration Seismic Services (US), LLC	Delaware
NES, LLC	Alaska
Southeast Asian Exploration Pte., Ltd.	Singapore
South American Exploration (Australia) PTY Limited	Australia
SAExploration (Brasil) Servicos Sismicos Ltda.	Brazil
SAExploration (Colombia) S.A.S.	Colombia
1623739 Alberta Ltd.	Alberta, CA
1623753 Alberta Ltd.	Alberta, CA
SAExploration (Canada) Ltd.	Alberta, CA
SAExploration Ltd.	Alberta, CA
SAExploration (Malaysia) Sdn. Bhd. (f/k/a Pacific Rhapsody Sdn. Bhd.)	Malaysia
Kuukpik/SAExploration, LLC[1]	Alaska

1 SAExploration, Inc. owns 49%; Kuukpik Corporation owns 51%.